VSE Corporation
2550 Huntington Avenue
Alexandria, VA 22303

                                                                    May 6, 2005



BY FACSIMILE AND FEDERAL EXPRESS
--------------------------------
John Cash, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

                Re: VSE Corporation's Form 10-K for the Fiscal Year Ended December 31, 2004, File No. 000-03676
                     -------------------------------------------

Dear Mr. Cash:

Set forth below are the responses to the comments of the Commission staff set forth in your letter dated April 22, 2005 regarding the annual report on Form 10-K for the fiscal year ended December 31, 2004 (File No. 000-03676) filed by VSE Corporation ("VSE" or the "Company") with the Commission on March 9, 2005 (the "2004 Form 10-K").

Financial Statements

Note 1 - Summary of Significant Accounting Policies - Principals of Consolidation, page 36

     1. VSE is in business to provide services to agencies of the United States Government (the "government"). The Company's mission is to provide the government with competitive, cost-effective solutions to specific problems. VSE's services are offered and performed on a contract basis by the Company's subsidiaries and divisions. The business operations of each of the Company's subsidiaries and divisions are very similar in nature and consist primarily of management and technical services that assist government in maintaining, repairing and operating its systems and equipment. VSE has chosen to use multiple subsidiaries and divisions for its various contracts primarily to allow for higher flexibility of cost segregation to meet the competitive pricing pressures and regulatory requirements inherent in the Company's line of business.

     Revenues are earned, expenses incurred, and financial information is captured for each contract in each of VSE's active subsidiaries and divisions. Revenue and cost segregation at the contract level is a regulatory requirement of the government contracting environment in which VSE operates. While this results in the availability of financial information at very low levels of the Company's operation, the chief operating decision maker does not manage the Company or make resource decisions at the contract level or at the subsidiary or division level. The chief operating decision maker reviews a summary of the financial information for the entire Company and focuses decision making on achieving three goals centered on Company-wide revenue growth and profitability. These three goals are (a) percentage increase in corporate-wide revenue over the prior year, (b) Company-wide net income as a percentage of Company-wide revenues, and (c) Company-wide net income as a percentage of Company-wide total stockholders' equity (Return on Equity or ROE). The achievement of these goals is directly the result of obtaining, and executing, profitable contracts with the government.

     For purposes of management accountability, the Company's subsidiaries and divisions are assigned to, and financial information is summarized into three management groups. The information regularly reviewed by the chief operating decision maker includes consolidated information measuring the company's results in relation to the three goals stated above and revenue and profit, as measured by gross contract margins, for each of the three groups. These three groups are managed by segment managers and are considered to be our operating segments, as defined by SFAS 131.

     VSE believes it is appropriate to aggregate the three operating segments into a single reportable segment, in accordance with paragraph 17 of SFAS 131, as follows:

     (a)     Consistent with the objective and basic principles of SFAS 131;

             All of VSE's subsidiaries and divisions within the three groups conduct business for essentially the same customer, the government, and perform similar services in similar economic environments. The process for obtaining new contracts, executing on contracts, and billing and collecting from the government is similar across all VSE subsidiaries and divisions. Administrative or policy changes in government procurement procedures and practices impact the performance and cash flows of each of the Company's subsidiaries and divisions in a similar manner. Accordingly, VSE believes that using a single reportable segment is appropriate and consistent with the objective and basic principles of SFAS 131, to help users understand the Company's performance, assess its prospects for future net cash flows, and make informed judgments about the enterprise as a whole.

     (b)     Similar economic characteristics;

             Work is performed by all of VSE's subsidiaries and divisions within the management groups on a contract basis, with each of the subsidiaries and divisions subject to the same government contracting rules and regulations. These competitively bid or negotiated contracts are priced by each of VSE's subsidiaries and divisions using the same method of cost buildup and application of a fee on cost. Such fee is generally restricted to a certain range by competition or by government limitation. This contracting process results in similar economic characteristics for each of the managements groups.

             The management groups have similar long term average gross margins. During the past three years, the average gross margin for VSE has been approximately 2.7% and average gross margins for the two largest groups, which comprise approximately 92% of VSE revenues over this period, are 1.5% and 4.5%.

     (c)     Similarities in each of the following areas:

             (i)     The nature of the products and services:

                     The services performed by all of VSE's subsidiaries and divisions within the groups are government contracted services centered on maintaining, repairing, enhancing, or operating government systems, property, or equipment.

             (ii)    The nature of the production processes:

                     VSE does not manufacture products. The process followed in performing the services by VSE's subsidiaries and divisions is nearly identical in that employee time is tracked and charged at authorized billing rates or subcontractor time is tracked and charged in a similar manner.

             (iii) The type or class of customer for their products and services:

                     All of VSE's subsidiaries and divisions sell primarily to the government. Approximately 99% of VSE's 2004 revenues resulted from services performed for agencies of the government.

             (iv) The methods used to distribute their products or provide their services:

                     The services performed by all of VSE's subsidiaries and divisions are provided through competitively bid or negotiated government contracts. In each contract, the specific tasking is identified and performance must conform to the statement of work issued by the government in the contract.

             (v) If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities:

                     VSE's subsidiaries and divisions are all required to comply with the government's Cost Accounting Standards and Federal Acquisition Regulations and are subject to audit by the Defense Contract Auditing Agency.

     Several of VSE's divisions are one contract divisions established for organizational purposes. The types of services vary with the specific skills needed to satisfy contract requirements, but the nature of the services and the process to perform these services are nearly identical across VSE's subsidiaries and divisions. With approximately 99% of 2004 revenue generated through performance on highly regulated government contracts, VSE believes it is appropriate to aggregate the subsidiaries and divisions assigned to its three management groups into one reportable segment.

     2.     Item 9A - Controls and Procedures, page 52

            In response to this comment, the Company filed an amendment to its 2004 Form 10-K with the Commission on May 6, 2005. A copy of such filing is enclosed herewith.

     In connection with this response to your comments, the Company hereby acknowledges that:

            * the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
            * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
            * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding this response, please contact me at (703) 329-4263.

       					Sincerely,

                                        /s/ Thomas R. Loftus
                                        _________________________
       					Thomas R. Loftus
       					Senior Vice President and
                                        Chief Financial Officer


Enclosure:  VSE Corporation Form 10-K/A
            For the fiscal year ended December 31, 2004